Exhibit (a)(15)

FOR IMMEDIATE RELEASE

Contacts:	Media:	Investors:

	Chris Ward iBasis, Inc. 781-505-7557	Richard Tennant iBasis, Inc. 781-505-7409 ir@ibasis.net	Jeremy Jacobs / Ariel LeBoff Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

iBASIS COMMENTS ON ROYAL KPN ANSWER AND COUNTERCLAIMS

Projections Disclosed Today by KPN Demonstrate Inadequacy of KPN Unsolicited Offer

iBasis Looks Forward to Expedited Proceedings in Delaware Court

BURLINGTON, MASS. — August 13, 2009 — iBasis, Inc. (NASDAQ: IBAS) today issued the following statement regarding the answer and counterclaims filed in the Court of Chancery of the State of Delaware by Royal KPN N.V. (AMS: KPN and OTC: KKPNY.PK) (“KPN”). The answer and counterclaims were filed in response to the Company’s complaint filed on August 3, 2009, against KPN, other KPN entities and certain members of KPN’s management and Supervisory Board asserting, among other things, claims of fraud and breach of KPN’s fiduciary duties to iBasis and its minority stockholders:

We believe KPN’s claims are without merit, and we look forward to expedited proceedings in the Court of Chancery of the State of Delaware.

Under public pressure, and after iBasis filed a complaint in Delaware Chancery Court, KPN has now disclosed its presentation entitled  “Strategic Scenario’s iBasis, 2009-2012,” which includes projections of iBasis’ future performance that are more favorable than the projections KPN provided in its original tender offer document.  KPN concedes that it prepared the more favorable projections before the commencement of its tender offer, but chose not to include them in its initial tender offer document or disclose them to its own financial advisor.  KPN’s most recent disclosure demonstrates that KPN knows iBasis’ shares are worth significantly more than the $1.55 it has offered.  KPN now tries to disavow its own projections, asserting that the more favorable projections were prepared to stimulate an “outside the box” discussion with iBasis.

The Special Committee of iBasis’ Board of Directors is committed to taking all necessary steps to ensure that minority stockholders receive full value for their investment in iBasis.  It is for this reason that the Company adopted a limited duration stockholder rights plan intended to protect the interests of iBasis stockholders.  Although KPN claims that the rights plan has “denied” stockholders “any opportunity to consider for themselves what KPN has offered,” three of the Company’s largest stockholders, holding over 10% of iBasis’ outstanding shares, have evaluated the KPN offer and have stated their intention not to tender their shares pursuant to KPN’s offer.  Furthermore, iBasis’ stock price, which is trading approximately 46% above KPN’s offer, shows that stockholders and the market value the stock more highly than KPN’s offer.  We believe that the rights plan is necessary to protect the interests of iBasis stockholders from a coercive and grossly inadequate offer.

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As previously announced, the Special Committee of the Board of Directors recommended, on behalf of iBasis, that iBasis’ stockholders reject KPN’s unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock for $1.55 per share in cash and not tender their shares pursuant to the offer.  The Special Committee has unanimously determined that KPN’s offer is grossly inadequate, opportunistic and not in the best interests of iBasis’ minority stockholders.

Jefferies & Company, Inc. is serving as independent financial advisor and Gibson, Dunn & Crutcher LLP is serving as independent legal counsel to the Special Committee.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The Company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

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